InterOil Corporation 2004

Annual Information Form

March 31, 2005

Corporate Structure	2
General Development of Our Business	4
Description of Our Business	5
Overview	5
Exploration and Production	6
Refining and Marketing	6
Wholesale and Retail Distribution	8
Exploration and Production Operations	9
Exploration Background	9
History	9
Exploration Results	10
2004 Exploration Activities	10
Geophysical Operations	11
Oil and Gas Wells	11
Properties with No Attributed Reserves	11
Costs Incurred	12
Exploration and Development Activities	12
Operated Permit Details	12
Social and Environmental Policy	13
Risk Factors	14
Dividends	20
Description of Capital Structure	20
Market for Securities	21
Management’s Discussion and Analysis	22
Directors and Officers	22
Board Committees	25
Audit Committee	25
Compensation Committee	26
HSE Committee	26
Disclosures	26
Shareholdings of Directors	26
Interests of Officers and Directors in Our Affairs	27
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	27
Penalties or Sanctions	27
Legal Proceedings	27
Material Contracts	27
Transfer Agents and Registrars	31
Forward-looking Statements	31
Additional Information	32
Glossary of Terms	33

InterOil Corporation

Annual Information Form March 31, 2005

All dollar amounts are stated in United States dollars unless otherwise stated.

Corporate Structure

Our corporate structure includes three business segments under the public company, InterOil Corporation: Exploration and Production; Refining and Marketing; and Wholesale and Retail Distribution. Our Exploration and Production segment is under SPI Exploration and Production Corporation. Our Refining and Marketing segment comprises the subsidiaries, SP InterOil, LDC (“SPI”), E.P. InterOil, Ltd (“EPI”) and InterOil Limited (“IOL”). Our Wholesale and Retail Distribution segment comprises SPI Distribution Limited (“SPI Distribution”) and InterOil Products Limited (“IPL”). All of our companies and subsidiaries have integrated, shared management. In this Annual Information Form references to “we”, “us”, “our” and “InterOil” refer to InterOil Corporation and its subsidiaries.

Our authorized share capital consists of an unlimited number of common shares with no par value. As of December 31, 2004 we had 28,310,884 common shares outstanding with 30,367,689 common shares outstanding on a diluted basis at March 16, 2005.

Share Capital	Number of shares
Balance, January 1, 2002	20,186,870
Shares issued for cash	399,073
Balance, December 31, 2002	20,585,943
Shares issued for cash	3,817,500
Shares issued for debt	31,240
Shares issued on exercise of options	381,278
Balance, December 31, 2003	24,815,961
Shares issued for debt	3,184,828
Shares issued on exercise of options	310,095
Balance, December 31, 2004	28,310,884
Shares issued on exercise of options (Jan-Mar 15, 2005)	162,709
Shares issued on exercise of warrants (Jan-Mar 15 2005)	19,168
Balance, March 16, 2005	28,492,761
Remaining stock options authorized	1,529,681
Remaining warrants issued	340,247
Other	5,000
Diluted March 16, 2005 (1)	30,367,689

Notes:

(1)	In 2003 and 2005, we sold indirect working participation interest in our exploration program. Investors have the right to convert, under certain circumstances, their interest to our common shares. If 100% of the investors choose to convert their interest, we would be required to issue an additional 3,961,639 common shares.

We were formed under the Business Corporations Act (New Brunswick) by articles of amalgamation dated May 29, 1997 upon the amalgamation of Cybermind Group Inc. and South Pacific InterOil Limited. Our registered office is located at Brunswick House, 10th Floor, 44 Chipman Hill, Saint John, NB E2L 4S6 and our main operating office is located at Suite 2, Level 2, Orchid Plaza, 79 Abbott Street, Cairns, QLD 4870, Australia.

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Unless otherwise noted, all of our subsidiaries are directly or indirectly 100% owned.

SPI InterOil, LDC (“SPI”)

      SPI was incorporated under the International Business Companies Act, 1989, of the Commonwealth of the Bahamas on November 22. The registered office of SPI is located in Nassau, the Bahamas. SPI was formed under the laws of the Bahamas to facilitate investment and to maximize the tax advantages available to its investors. The General Manager of SPI is Petroleum Independent and Exploration Corporation (“P.I.E.”), a privately held company registered in Texas, USA and incorporated in 1981. This structure allowed InterOil to meet US content requirements for the project financing of the refinery provided by the Overseas Private Investment Corporation, an agency of the US Government.

      During the development of InterOil, SPI negotiated the purchase of the refinery assets, which included a modular crude unit, a reformer and two ocean-going American-flagged steel deck barges. After acquiring the equipment, SPI directed the dismantling, loading and transportation of the equipment to the Texas Gulf coast.

      We have entered into an agreement with PIE Corp. to exchange on a one-for-one basis shares in SPI for fully paid shares in InterOil. This election may be made by PIE Corp at any time. There are 5,000 shares in this category. These shares provided the US content for the $85,000,000 in approved financing.

EP InterOil, Ltd. (“EPI”)

      EPI was incorporated under the Companies Law of the Cayman Islands in 1996 and was the vehicle established to form a joint venture with Enron PNG Limited (“EPNG”), a 100%-owned subsidiary of Enron. Its registered office is located in Grand Cayman. SPI controls EPI, with 100% of the voting stock, as the joint venture has terminated and EPNG has elected to take a passive role by only holding non-voting stock.

      EPI sponsored its wholly owned subsidiary, IOL, when IOL entered into the lump-sum, turn-key, engineering, procurement and construction contract (the “EPC Contract”) with Clough Niugini Limited, to build the refinery. EPI has also negotiated the purchase and refurbishment of the principal supplied equipment that will be used at the refinery and has commissioned the work to prepare the equipment movement and installation at the refinery site.

      EPNG, holds 897,542 participating non-voting shares in EPI, but has decided that the refinery is not consistent with its corporate objectives. EPNG’s interest is anticipated to be diluted on an ongoing basis as InterOil contributes more equity. As at December 31, 2004, EPNG’s interest had been diluted to 1.26%.

InterOil Limited (“IOL”)

      InterOil Limited was incorporated under the Companies Act (Chapter 146) in Papua New Guinea in 1994 to construct, own and operate the refinery. Its registered office is in Port Moresby, Papua New Guinea. InterOil Limited has played a very active role in working with the Papua New Guinea government to obtain the permits authorizations and certificates required under the Refinery State Project Agreement and has also obtained a 99-year lease over the refinery site. InterOil Limited has received “Pioneer status” in Papua New Guinea, which grants a five-year income tax holiday to InterOil Limited.

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      InterOil Limited entered into the EPC Contract with Clough Niugini Limited in March 2002 and the Facilities Management Contract with Petrofac Niugini Limited in November 2003.

SPI Exploration and Production Corporation (“SPI E&P”)

      SPI E&P was incorporated under the International Business Companies Act, 1989, of the Commonwealth of the Bahamas in 1998. The registered office of SPI E&P is located in Nassau, the Bahamas. SPI E&P was formed under the laws of the Bahamas to facilitate investment in exploration for, and the development and production of, oil and gas resources and to maximize the tax advantages available to its investors.

      SPI E&P wholly owns the specific purpose exploration companies holding and operating exploration rights in Papua New Guinea.

SPI Distribution Limited (“SPI Distribution”)

      SPI Distribution was incorporated under the International Business Companies Act, 1989, of the Commonwealth of the Bahamas in 2001. The registered office of SPI Distribution is located in Nassau, the Bahamas. SPI Distribution was formed under the laws of the Bahamas to facilitate investment in the distribution of refined products in Papua New Guinea and to maximize the tax advantages available to its investors.

      SPI Distribution will hold all of InterOil’s product distribution assets in Papua New Guinea and has acquired InterOil Products Limited (formerly BP Papua New Guinea Limited) to initiate this purpose.

InterOil Products Limited (“IPL”)

      IPL was incorporated under the Companies Act (Chapter 146) in Papua New Guinea and was formed in October 1969 as BP Papua New Guinea Limited. IPL changed its name in April 2004 after its acquisition by SPI Distribution. The registered office of IPL is in Lae, Morobe Province, Papua New Guinea. IPL owns and operates a petroleum products distribution, wholesale and retail business in Papua New Guinea and has approximately 20% of the wholesale product market in Papua New Guinea based on total volume of sales for such products, in competition with Shell, ExxonMobil and Niugini Oil Company.

General Development of Our Business

Four Year History

Over the past four years, we (or a subsidiary) have:

Corporate Activities

•	Our common shares commenced trading on the Toronto Stock Exchange in July and the American Stock Exchange in September;

•	We obtained a $100 million working capital facility with BNP Paribas; and

•	We raised $45 million through a convertible debenture offering that was fully converted to common shares.

Exploration and Production Activities

•	We established a strong exploration position by obtaining approximately eight million exploration acres in 3 key exploration licenses in Papua New Guinea;

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•	In 2003 we raised US$64.6 million through 3 private placements and sold indirect interest participation in our drilling program for US$19.8 million; and

•	We Initiated a multi-well exploration program on separate, independent structures.

Refining and Marketing Activities

•	We obtained a 99-year lease from the Papua New Guinea Government on suitable land with deep water access to construct our refinery;

•	We were granted a Petroleum Processing Facility License (“PPFL No 1”) under the Oil and Gas Act 1998 (Papua New Guinea) to operate our refinery;

•	We signed a 30-year Project Agreement with the Papua New Guinea Government, which confers certain tax and market privileges to our refinery business;

•	We reached an agreement with Shell for the purchase and marketing of the majority of the export capacity of our refinery;

•	We executed a contract with BP Singapore Pte Limited, whereby BP will act as the crude oil supplier to our refinery;

•	We obtained a US$85 million loan from the Overseas Private Investment Corporation (OPIC), an agency of the US Government, to finance our refinery;

•	We built a 32,500 bpd name-plate refinery in Papua New Guinea;

•	We achieved Mechanical Completion in 2004 at our refinery and initiated commissioning activities; and

•	Refined product quality was evidenced through the commissioning process with the sale of product from our refinery commencing in August 2004.

Wholesale and Retail Distribution Activities

•	We acquired BP’s Papua New Guinea subsidiary, BP Papua New Guinea Limited, including all its petroleum distribution assets and operations in Papua New Guinea.

Subsequent to year-end 2004, we completed the commissioning activities with performance and reliability tests completed in January 2005 followed by announcing practical completion of our refinery. In February 2005, we obtained $125 million in funding for our exploration program.

Description of Our Business

Overview

Our goal continues to be the development of a vertically-integrated energy company whose focus is Papua New Guinea and the surrounding region. Our strategy is to continue oil and gas exploration in Papua New Guinea, operation and marketing of refined product from our oil refinery, and the wholesale and retail distribution of refined petroleum products in Papua New Guinea. Our most significant activity in this regard, during 2004, was related to our acquisition of BP Papua New Guinea Limited on April, 28, 2004. This acquisition commenced our direct participation in the Papua New Guinea refined product distribution business.

Our operations are organized into three major business segments:

•	Exploration and Production, our upstream segment, which includes the exploration for and the future production of crude oil and/or natural gas;

•	Refining and Marketing, our midstream segment, which includes the refining of crude oil and the marketing of refined products both domestically and for export; and

•	Wholesales and Retail Distribution, our downstream segment, which includes wholesale and retail distribution of refined products in Papua New Guinea.

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Exploration and Production

We have an extensive upstream portfolio consisting of approximately 8 million acres of exploration licenses. The vast majority of our licenses are located onshore in the Eastern Papuan Basin, and we believe our licenses have the logistical advantage of moderate terrain, barge access to infrastructure and proximity to our refinery. We believe that this advantage will permit lower cost of development, earlier production, and better access to a local market for oil production in contrast to past oil production activities in Papua New Guinea.

Following positive fiscal policy announcements by the Government of Papua New Guinea in December 2002, we announced a commitment to an eight well drilling program. On March 28, 2003, the program commenced with the spudding of the first prospect, Moose, located in the area governed by Petroleum Prospecting License 238 (“PPL 238”) in the Eastern Papuan Basin in Papua New Guinea. Testing of the well was inconclusive due to fluid invasion of the reservoir whilst drilling. PPL 238 is further described below.

On December 9, 2003 InterOil spudded its second exploration well on the Moose Structure. On January 6, 2004 InterOil spudded its first exploration well, the Sterling Mustang — 1, on its second structure, Sterling Mustang.

Refining and Marketing

Papua New Guinea Refinery

Our refinery is our primary asset. The refinery is centrally located across the harbor from Port Moresby, the capital city of Papua New Guinea, and is 15 miles (24 kilometers) by road and 2.5 miles (4 kilometers) by water from Port Moresby.

Our refinery consists of a nameplate 32,500 barrel per stream day crude distillation unit, a 3,500 barrel per stream day hydro-desulphurization unit, a 3,500 barrel per stream day catalytic reforming unit, a two jetties with ship loading and off-loading facilities and a road tanker loading system. Our tank farm has an overall storage capacity approaching 1.9 million barrels. We are also self sufficient with a reverse osmosis desalination unit for water, steam and power generation for electricity, and other site infrastructure and support facilities including laboratory, workshops, an administration building, waste water treatment plant, staff accommodation and a fire station. Our refinery is operated from a central computerized control center.

Our refinery complies with the World Bank’s recommended environmental standards. The design configuration takes advantage of regionally available light sweet crude, which is low in sulphur content (such as the Kutubu blend crude that is produced in Papua New Guinea). We anticipate maximizing the production of higher premium products, such as diesel, which is in short supply in the region.

Designing the refinery for sweet crude feedstock resulted in fewer environmental costs and also avoided the need for hydro-treating or complex and expensive heavy oil processing operations at our refinery such as catalytic cracking and coking.

Papua New Guinea is the primary market for our refinery, with diesel and jet/kerosene yield together accounting for almost 50 percent of the expected refinery output. The nature of the crude oil being processed, light sweet crude, will result in the production of an excess of naphtha, which we expect to export to the rapidly growing Asian markets in two grades, one for petrochemical feedstock and the other for ethylene production. The shipping of two grades instead of one is expected to command a price premium as it avoids the more expensive ‘splitting’ process that

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would otherwise be required. In addition, the refinery has the flexibility to either make more gasoline, up to 15 percent of output, or sell naphtha as chemical feedstock. We can adjust the split between gasoline and naphtha as market forces from time to time dictate. Other refinery products include propane, butane, and low sulphur waxy residue (~0.12wt%S), which can be sold as fuel and is valued by more-complex refineries as cracker feedstock,

The marine and storage facilities reflect our refinery’s strategic position as both a local and regional supplier and include a large jetty, which has deep water access of 56 feet (17 meters) and has been designed to accommodate 12,000 to 110,000 dwt crude and product tankers. A second, smaller wharf can accommodate ships up to 18,000 dwt. Our refinery has a total storage capacity of 1.9 million barrels (300 million liters) including crude storage of 750,000 barrels (120 million liters).

The third and fourth quarters of 2004 were a major challenge for us as we transformed our refinery through the commissioning process, from a construction project to an operational industrial facility in January 2005. Various components of the refinery were progressively put into service. On July 1, 2004, oil was first processed at the refinery. This processing was followed through the commissioning process by the production and sale of refined product. Although the commissioning process was gradual and extended over several months, no major obstacles were encountered, and by year-end 2004 the refinery had processed over 3.3 million barrels of crude, achieved stable operations on all its process units and utility systems, and had operated at throughputs averaging over 30,000 barrels a day during the months of November and December, 2004. During December 2004 our refinery successfully completed its performance test run, operating at the name-plate capacity of 32,500 barrels per day and meeting yield structures and energy utilization as per design. It also proved its flexibility to process crude other than Kutubu blend. On January 31, 2005, our refinery achieved practical completion. Practical completion means construction of the refinery has been completed and that the refinery has satisfactorily completed the reliability and performance tests which were conducted as part of the acceptance and handover process.

Hydrocarbon management and product quality assurance procedures have been progressively established. With the start-up of the catalytic reformer unit in late November, 2004 and the subsequent blending and sale of motor gasoline in December, 2004, the full range of refined products has been successfully manufactured and sold into both the domestic and international markets.

Petrofac Facilities Management Limited, a leading facilities management company commenced site operations in November 2003 and has mobilized all key positions including operators. Following practical completion, Petrofac is responsible for the day-to-day operation and maintenance of our refinery.

Our refinery’s on-site laboratory is staffed and operated by an independent company, SGS, a global leader in the verification, testing and certification industry. The SGS laboratory is presently undergoing Australian NATA (National Association of Testing Authorities) accreditation, and all crude imports and finished products are tested and certified on-site to contractual specifications.

Crude Supply

On December 31, 2001, we entered into an agreement with BP Singapore (the trading arm of BP International) for the supply of crude to our refinery. This agreement is expected to ensure a reliable source of feedstock for refinery operations. This agreement terminates in June 2009. However, either party may terminate this agreement earlier by providing the other party 30 days notice. In May 2004 the first crude oil cargo was sourced by BP for our refinery. For this initial cargo of crude, BP chartered a 115,000 dwt capacity crude carrier for transportation of the crude

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from the Kumul Marine Terminal in the Gulf of Papua to the refinery. First crude discharge operations proceeded to plan without incident. An additional nine crude cargoes were purchased in 2004. Our refinery has processed both local and imported crude and will continue to review alternative light ‘sweet’ crudes that may provide improved margins for our refinery product slate.

Marketing

Papua New Guinea remains our principal market for all products except naphtha and low sulphur waxy residue. Under our 30 year agreement with the Government of Papua New Guinea, the Government undertakes to ensure that all domestic distributors purchase their refined petroleum product needs from our refinery, or any refinery which is later constructed in Papua New Guinea, at the Import Parity Price (“IPP”). As a result, Papua New Guinea will no longer have to rely solely on imports to meet its refined product needs. In general, the IPP is the price that would be paid in Papua New Guinea for a refined product that is being imported. For each refined product produced, the IPP is calculated by adding the cost that would typically be incurred to import such product to the PLATT’s posted price for such product in Singapore. The costs that are included in this calculation include freight cost, insurance cost, landing charges, losses incurred in the transportation of refined products, demurrage and taxes. The IPP was implemented in September 2004 by the Papua New Guinea Independent Consumer and Competition Commission for purchases of refined products from our refinery.

The first sales of diesel into the Papua New Guinea domestic market occurred in August 2004. As our refinery demonstrated its reliability during the commissioning of the refinery, there was a progressive and managed move by domestic distributors to lift their product demand from our refinery. The commissioning of the catalytic reformer and the blending of gasoline in December 2004 was an important step in completing the full range of products available from the refinery.

The full ranges of products are gasoline, diesel, jet/kerosene, naphtha, propane, butane and low sulphur waxy residue. Gasoline, diesel and jet/kerosene that was surplus to domestic sales has been exported by Shell International to the nearby North Australian markets. Our refinery is fully certified to manufacture and market Jet A1 fuel to international specifications and has already supplied product to both domestic and overseas airlines. We have also loaded several LPG vessels for domestic and export markets.

The major export product from our refinery is naphtha, which is sold to a unit of Shell on a term basis. As December 31, 2004 there have been four export cargoes of naphtha, of approximately 30,000 metric tons each. The production rate for naphtha at the refinery is variable and depends on the relative economics for gasoline and naphtha and the subsequent reformer run rate.

Wholesale and Retail Distribution

InterOil’s retail and wholesale distribution business encompasses the bulk storage, transportation, distribution, wholesaling and retailing of refined petroleum products in Papua New Guinea. This business includes distribution assets and commercial retail operations, consisting of 40 service stations and 10 terminals and depots operating under the InterOil retail brand, InterOil Products Limited (“IPL”). IPL has 175 employees and its head office is located in the industrial city of Lae, Papua New Guinea.

We completed the acquisition of IPL in the second quarter of 2004. Under the agreement, we paid BP $12.5 million, which included $6.8 million for inventory. The final payments for this acquisition were made in March 2005. Through our national network of we now deliver approximately 20 percent of Papua New Guinea’s refined petroleum product needs.

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Our near-term focus for our distribution business is to continue managing the transition from BP to InterOil. We believe that the fundamentals are sound and have enabled the business to pursue successful integration of the operations under the InterOil branded name. Several key milestones achieved during the year include:

•	We successfully launched the new InterOil retail brand and commenced a national re-branding rollout program from BP to InterOil.

•	We launched a national advertising, marketing and promotional campaign, targeted to support the re-branding rollout and promote customer awareness of the new InterOil retail brand.

•	Refined products have been lifted from our refinery to supply the Papua New Guinea market.

The achievements in the retail and wholesale distribution business over the past 12 months have strengthened our core business activities. This business unit’s management team is focused on improving operational excellence, continued tight cost management and increased profitability for the business over the coming year.

Proposed Lease-Back of Asset

In 2001, we agreed to purchase all of Shell’s retail and distribution assets in Papua New Guinea. This transaction is pending the resolution of outstanding issues with Shell and receipt of final Papua New Guinea regulatory and statutory approvals. We expect the transaction to close in 2005. The Shell portfolio is a distribution network of 70 outlets that includes terminals, depots, retail service stations and commercial refueling facilities. We will lease the retail and distribution assets back to Shell, who will continue to operate the business and have responsibility for daily operations.

Exploration and Production Operations

We have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). All information contained herein regarding resources are references to “undiscovered resources” under NI 51-101, whether stated or not. We have filed a Form 51-101F1 Statement of Reserves Data and Other Oil and Gas Information and Form 51-101F3 Report of Management and Directors on Oil and Gas Disclosure on SEDAR, each of which are incorporated by reference herein.

Exploration Background

In January 2002, based on the presence of hydrocarbons in Pale Sandstone cores from two stratigraphic wells, we announced that we believed we had discovered a new oil system in the Eastern Papuan Basin of Papua New Guinea. This confirmed to us that the Eastern Papuan Basin was now prospective for oil, and given the characteristics of the Pale Sandstone, had the potential for large oilfields comparable to the Kutubu oilfield located in the Papua New Guinea Fold Belt.

Analysis has been carried out which indicates that the reservoir quality of the Pale Sandstone is good, and that the oil samples are from at least two separate sources.

History

Since the discovery of oil in the Toro Sandstone in the Kutubu field, companies have focused their exploration activity on the Toro Sandstone fairway in the Fold Belt in Western Papua New Guinea. Their reasoning was that in this area there was a perceived increase in the probability for future

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discoveries as well as the development of the required infrastructure necessary to develop the oil wells.

Since 1911, the Eastern Papuan Basin, where most of InterOil’s exploration acreage is located, has been intermittently explored, with the last well drilled by Petro-Canada in 1991. The Pale Sandstone was discovered in an outcrop in 1987 by a geological field survey conducted by Petro-Canada. The nature of the sandstone, its extent and reservoir quality were unknown until we drilled in the region.

When we began to look for exploration opportunities in 1998, the Eastern Papuan Basin was open acreage except for an area around the Puri – 1 oil discovery. We considered the area to have strong petroleum potential as indicated by numerous oil and gas surface seeps; the Pale Sandstone outcrop found during the 1987 geological field survey; and oil tested at the Puri – 1 well.

Exploration Results

In August 2001, we drilled two stratigraphic wells, Subu – 1 and Subu – 2 in the area now covered by PPL 238, coring over 1,600 feet (488 meters). This core indicated 1,230 feet (375 meters) of good reservoir quality in the Pale Sandstone. Our geological survey found a second exposure of Pale Sandstone that extended the known width of the Pale Sandstone fairway to more than 37 miles (60 kilometers). We believe that the estimated true stratigraphic thickness of both of the Pale and Subu Sandstones is 877 feet (266 meters) at Subu-1 and Subu-2. Hydrocarbon residues were present throughout the coring of the sandstones and preliminary analyses suggested that these hydrocarbons were biodegraded oils.

Detailed geochemistry subsequently confirmed three separate oil families derived from separate source rocks. The first of these is the Family A oils; which are similar to Kutubu oil, sourced from a Jurassic-age rock, and the second is the Family B oils, which are derived from a marine calcareous source believed to be Palaeogene or Late Cretaceous in age. The third oil family is from an immature to marginally mature “coaly” source, which may be mature in deeper parts of the kitchens.

The Moose – 1 and – 2 wells were drilled in 2003. Cores from these wells encountered oil shows over the following intervals:

•	Moose – 1 over a drilled interval of 456 feet (139 meters) between 2,202 – 2,658 feet (671 – 810 meters); and

•	Moose – 2 over a drilled interval of 906 feet (276 meters) between 1,683 – 2,589 feet (513 – 789 meters).

Geochemical analysis has established the oil shows at Moose – 1 and Moose – 2 are mixed Family A and Family B oils.

2004 Exploration Activities

We spudded our second exploration well on the Moose structure, Moose – 2 in late 2003. Results from this well confirmed the oil shows and fractured limestone reservoir we identified in Moose – 1, which we believe demonstrates the lateral extent of the potential resource. Moose – 2 is located 2.5 miles (4 kilometers) to the southeast of Moose – 1. Difficult drilling conditions resulted in the primary target sandstones not being penetrated. The palynological dating indicates that the shales are equivalent in age to the Pale Sandstone. Since this shale unit was not completely penetrated the presence or absence of the Pale Sandstone remains conjectural and the presence of the Subu Sandstone untested. After a review of results it was decided that our next step in appraising the

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structure was to acquire 2D seismic data. In September 2004, we completed a seismic program across the Moose and adjacent structures as a further step in the full appraisal of the prospect and to delineate the primary target sandstones.

We spudded our third exploration well and the first on the Sterling Mustang structure in January 2004. This well was drilled to 9,704 feet (2,958 meters) but did not encounter the planned targets. A seismic program is planned over this prospect for 2005.

Geophysical Operations

We completed the Hadina and Orloli seismic data acquisition surveys, a total of 24 miles (38 kilometers) of 2D seismic, in January 2004. This included the 18 mile (29 kilometer) long Hadina Line in PPL 238 and the 6 mile (9 kilometer) long Orloli line in PPL 237. We integrated the results of these surveys with the data from surface mapping and our recent drilling activities. The surveys were cost effective at approximately US$62,000 per mile.

As a result of the success of the Hadina and Orloli programs, we completed an additional 13 mile (21 kilometer) survey line across the Puri, Elk, and Moose Prospects in September 2004. The program was completed at a cost of approximately US$50,000 per mile. The results of early processing were received in late 2004 and have confirmed the presence of the Elk Prospect. The data over the Moose Prospect were not as conclusive and further processing is being undertaken to improve data quality.

The seismic has defined the Elk Prospect as a shallow fractured limestone play similar to the Puri Anticline. Following the occurrence of oil shows in Moose – 1 (through a 456 foot interval) and Moose – 2 (through a 906 foot interval) we believe the Elk Prospect is promising. An airborne gravity and magnetics program similar to that flown in PPL 236 will be flown in areas surrounding the Puri, Elk and Moose Prospects in early 2005.

Based on the technical and operational success of our 2004 seismic programs, we are planning a seismic acquisition program in 2005. This acquisition program will be undertaken within both PPL 238 and PPL 237, and the primary focus will be maturing the Pale and Subu Sandstone leads and prospects with some lines also focusing on fractured carbonate prospects.

Oil and Gas Wells

The following table sets out the number and status of wells in which we have a working interest as at December 31, 2004.

	Oil Wells				Gas / Condensate Wells
Working Interest	Producing		Non-Producing		Producing		Non-Producing
Location	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Papua New Guinea	0	0	4	4	0	0	0.6	0.6

Properties with No Attributed Reserves

The following table sets out our undeveloped land holdings as at December 31, 2004.

Undeveloped Acres
Location	Gross	Net
Papua New Guinea	7,978,186	7,758,776
Total	7,978,186	7,758,776

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Each Petroleum Prospecting Licence in Papua New Guinea requires a bond backed by a bank guarantee of K100,000 (US$31,500) and annual work and expenditure commitments as set by the Minister for Petroleum and Energy under the license conditions.

Costs Incurred

The following table summarizes the capital expenditure related to our exploration activities for the year ended December 31, 2004:

Property Acquisition Cost	$
Proved Properties	Nil
Undeveloped Properties	Nil
Exploration Costs	$19,154,106
Development Costs	Nil

Total	$19,154,106

Exploration and Development Activities

The following table sets out the gross and net exploration and development wells in which we participated during 2004:

Undeveloped Acres
Type	Gross	Net
Oil	0	0
Gas	0	0
Gas / Condensate	0	0
Service	0	0
Dry	1	1

Total	1	1

Operated Permit Details

In 2003, an increased understanding of the geology in the region led us to apply for a larger area than covered by our previous licenses. The resulting PPL’s (236, 237, and 238) cover over eight million acres.

Petroleum Prospecting License (“PPL”) 236

InterOil has 100% Ownership (subject to indirect participation interests) and is the Operator of the license.

PPL 236 was granted to us on March 28, 2003. This license covers an area that includes our refinery, with road access to the prospective locations. The proximity of PPL 236 to Port Moresby means that it may be economical for even a modest gas discovery to build a pipeline to the Port Moresby area, including to our refinery and other potential end-users such as electrical power generation facilities. We believe that even a small oil discovery this close to our refinery would be economically viable, with low development, operating and transport costs. Our first exploration well in this license, Black Bass – 1, is planned to be drilled in the first half of 2005.

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Petroleum Prospecting License (“PPL”) 237

InterOil has 100% Ownership (subject to indirect participation interests) and is the Operator of the license.

PPL 237 was granted to us on March 28, 2003. We believe that PPL 237 may contain hydrocarbons that have migrated out of the adjacent Omati and Aure Trough areas. This license contains the gas discovery well Bwata – 1 and the Puri – 1 oil discovery well. Limited exploration activity has been undertaken in this area for more than 20 years. We anticipate applying modern technologies to appraise the area. The relatively flat nature of the terrain means that low altitude airborne geophysical exploration methods such as gravity and magnetic surveys may be utilized. If successful at discovering commercial hydrocarbons, oil could be barged to our refinery on one of the several navigable rivers which connect PPL 237 to the Gulf of Papua.

Petroleum Prospecting License (“PPL”) 238

InterOil has 100% Ownership (subject to indirect participation interests) and is the Operator of the license.

PPL 238 was granted to us on March 7, 2003. We identified the potential in this area through field surveys and stratigraphic wells that we believe indicate a new oil system in the Pale/Subu Sandstones. Our first three exploration wells, Moose – 1 and 2 and Sterling Mustang – 1, are located within this license. There are numerous oil and gas seeps in the area; identified hydrocarbon shows in our Subu – 1 and Subu – 2 stratigraphic wells, and oil shows through the limestone sections in our Moose – 1 and Moose – 2 exploration wells.

Indirect Participation Agreement

In February 2005, we sold a 25% indirect participation interest in the next eight exploration wells we are going to drill in PPL 236, 237, or 238 for $125 million. Six of these wells will be drilled on locations selected by us, and two will be recommended by us and subject to approval by a majority of the investors in the indirect participation agreement. If the exploration wells discover oil or gas, the investors have the right to participate pro-rata in the development of the fields discovered. Each investor may convert its indirect participation into our common shares at any time after June 15, 2006 and before the later of December 15, 2006 and 90 days after completion of the eighth well, at a conversion price of $37.50 per common share.

Social and Environmental Policy

Our goal is to implement and maintain high standards of safety, positive environmental practice and social responsibility in all our operations. We actively review and improve our programs with the support of our staff, government and local communities.
We are committed to:

•	Providing a safe and healthy working environment for all employees and contractors;

•	Establishing community development assistance programs to enhance and improve the standard of health and education;

•	Establishing emergency response procedures that allow personnel to respond promptly and effectively; and

•	Maintaining procedures designed to ensure that our operations are conducted in compliance with applicable laws, and traditional cultural understanding.

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We have developed an active community relations program encompassing all segments of our operations. Although the refinery site is located on state owned land we have developed a long-term community development assistance program that includes local communities from three main villages in the vicinity.

In compliance with Papua New Guinea law, our development philosophy is based on “bottom-up planning” thus ensuring that all planning and development takes the local community into account.

Training workshops involving local communities, with participants ranging in ages from 14 to 68 years old started in April 2001. These workshops formed the basis for a five-year rolling plan covering areas such as communication, needs analysis, planning, leadership and conflict resolution. The provision of a reticulated water supply to local communities has been one of the many positive outcomes, leading to improved health and living standards.

In our exploration areas we have a team of Land and Industrial Relations Officers who operate in the field. This team undertakes initial “land-owner” identification and assists with the recruitment of local village personnel. Other duties include the establishment of communication channels with the community and their leaders to ensure minimum social disruption and the smooth running of exploration activities. The officers also have the responsibility of paying compensation to land-owners with respect to the company’s activities. Other activities include the provision of health and medical services to our employees, contractors and the local communities in the areas in which our exploration activities are conducted.

The recording of verbal histories, clan boundaries and genealogies has been integrated with the extensive geological mapping, seismic and drilling activities and provides a valuable resource for future use. Preliminary social mapping and landowner identification studies of the customary land owners in our license areas is carried out on a consultative basis with the relevant stakeholders prior to conducting geological and exploration activities. The social mapping and landowner identification studies are undertaken in order to understand the social structure, how society functions and its relationship to the land, as well as identifying the actual owners and occupiers of the customary land on which all of our exploration activities are conducted.

We also work closely with the national and provincial governments, landowners and the community in order to ensure all our activities have a minimum environmental impact on the flora and fauna and also to understand the quality of life of the people that inhabit the areas in which we work.

Risk Factors

Our financial results are significantly influenced by our business environment. Risks include, but are not limited to:

We have a limited operating history.

      We are a development stage company, with limited financial results upon which you may judge our potential. We may not become profitable. In the past, we have experienced delays and other problems frequently associated with a construction project such as our refinery. We may continue to experience many of the problems, delays and expenses encountered by any early stage business, many of which are beyond our control. These include, but are not limited to, substantial delays and expenses in conducting our exploration drilling program, difficulty in obtaining financing and competition from larger and more established companies.

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Our refinery has not operated at full capacity for an extended period of time.

      We have completed the construction of our refinery in Papua New Guinea. We began testing our refinery at its approximate nameplate capacity in November 2004. In January 2005, testing of our refinery was completed and we declared practical completion of the refinery. Our ability to continue to operate our refinery at its nameplate capacity must be considered in light of the risks inherent in, and the difficulties, costs, complications and delays frequently encountered by start-up companies. These risks include, without limitation, shortages of equipment, materials or labor; delays in delivery of equipment or materials; contractual disagreements; labor disruptions; political events; local or political opposition; accidents and unforeseen engineering, design or environmental problems. We were unable to operate our refinery for a period of 10 days in March 2005 as a result of a shortage of crude feedstocks. Such shortages may occur in the future as well. Accordingly, there can be no assurance of the future profitability of us or our refinery.

Our refinery operations may not be profitable.

      Our refining operations are expected to be primarily affected by the difference or margin between the sales prices of our refined products and the costs we incur to purchase crude oil and other feedstocks. Historically, refining margins have been volatile, and we expect this volatility will exist in the future. Therefore, we will be subject to the risk that the difference between the cost to us of our crude oil supply and the price at which we can sell our refined products will not be sufficient for the profitable operation of our company and to allow us to service our indebtedness. We cannot control the prices at which our feedstocks will be purchased or at which refined petroleum products can be sold.

We may not be successful in our exploration for oil.

      We currently do not have any oil or gas reserves that are deemed proved, probable or possible pursuant to National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. We have drilled one exploration well, suspended the drilling of two exploration wells and one exploration/appraisal well, and have plans to drill at least 8 additional exploration wells in Papua New Guinea during the next two years. We cannot be certain that the exploration wells we drill will be productive or that we will recover all or any portion of the costs to drill these wells. Because of the high cost, topography and subsurface characteristics of the areas we are exploring, we have limited seismic or other geoscience data to assist us in identifying drilling objectives. The lack of this data makes our exploration activities more risky than would be the case if such information were available.

      In addition, our exploration and development plans may be curtailed, delayed or cancelled as a result of lack of adequate capital and other factors, such as weather, compliance with governmental regulations, landowners interference, mechanical difficulties, materials shortages, delays in the delivery of equipment, success or failure of activities in similar areas, current and forecasted prices for oil and changes in the estimates of costs to complete the projects. We will continue to gather information about our exploration projects, and it is possible that additional information may cause us to alter our schedule or determine that a project should not be pursued at all. You should understand that our plans regarding our projects are subject to change.

Our investments in Papua New Guinea are subject to political, legal and economic risks.

      Our investments in Papua New Guinea involve risks typically associated with investments in developing countries, such as uncertain political, economic, legal and tax environments; expropriation and nationalization of assets; the risks of war, expropriation, nationalization, renegotiation or nullification of existing contracts; taxation policies; foreign exchange restrictions;

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international monetary fluctuations; currency controls and foreign governmental regulations that favor or require the awarding of service contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

      Political conditions have at times been unstable in Papua New Guinea. We attempt to conduct our business in such a manner that political and economic events of this nature will have minimal effects on our operations. In addition, we believe that oil exploration and refinery operations are in the long term best interests of Papua New Guinea and that we will continue to have the support of the current government. Notwithstanding the current support, our ability to conduct operations or exploration and development activities is subject to changes in government regulations or shifts in political attitudes over which we have no control. There can be no assurance that we have adequate protection against any or all of the risks described above.

      In addition, if a dispute arises with respect to our Papua New Guinea operations, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons, especially foreign oil ministries and national oil companies, to the jurisdiction of Canada or the United States.

We may not be able to market all of our refinery’s output.

      The Project Agreement described under “Material Contracts” gives us certain rights to supply the domestic market in Papua New Guinea with our refined products. We have entered into domestic sales contracts with the major distributors in Papua New Guinea under which they will purchase refined products for distribution in Papua New Guinea exclusively from us. We have estimated that between 50% and 60% of the refinery’s net output will be used to supply the Papua New Guinea market. We will market the balance of the refinery’s output in nearby regional markets. We have signed three-year export contracts with Shell. While we will sell refined products through our domestic retail network and other distributors, these agreements are the only commercial agreements for the purchase of our refined products for export. We can give no assurances that we will be able to market the refinery’s output to these nearby regional markets and we may be unable to market all of the refinery’s output we produce. If our relationship with Shell were to terminate for any reason, we cannot assure you that we will be able to enter into other commercial agreements for the export of our refinery’s output. In addition, early termination of the Shell export agreements could have a material adverse effect on our results of operations and financial condition.

      Further, our Project Agreement with the Papua New Guinea government provides that if there is more than one refinery operating in Papua New Guinea during the term of the Project Agreement, the right to supply the domestic market will be shared by the refineries in proportion to their refining capacities. Therefore, if one or more additional refineries are built in Papua New Guinea, our share of the domestic market will be diminished.

We may not be able to obtain crude feedstocks for our refinery.

      The Project Agreement requires the government of Papua New Guinea to take action to ensure that domestic crude oil producers sell us their Papua New Guinea domestic crude production for use in our refinery and that refined products for domestic Papua New Guinea use will be purchased from us at the IPP. However, our agreement with BP Singapore is our only commercial agreement for the delivery of crude feedstock. The BP agreement expires on June 14, 2009. If our relationship with BP were to terminate for any reason, we cannot assure you that we will be able to enter into other commercial agreements to supply adequate feedstock to our refinery. In addition, early termination of the BP agreement could have a material adverse effect on our results of operations and financial condition.

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      Papua New Guinea crude oil production rates are expected to satisfy the refinery’s requirements for at least five years after commercial start-up. Alternative crude oils that are suitable for use as refinery feedstock are available in the nearby region. However, crude oil sourced from outside Papua New Guinea may be more expensive than domestic crude oil and may reduce our gross profit margins. Alternatively, imported crude oil may be selected to alter the refinery product mix in response to changing market conditions.

We may not be able to obtain all of the licenses necessary to operate our business.

      Our operations require licenses and permits from various governmental authorities to drill wells, operate the refinery and market our refined products. We believe that we hold, or will hold, all necessary licenses and permits under applicable laws and regulations for our operations in Papua New Guinea and believe we will be able to comply in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that we will be able to obtain or maintain all necessary licenses and permits that may be required to commission our oil refinery facilities or to maintain continued operations that economically justify the cost.

Our refining operations will expose us to risk, not all of which are insured.

      Our refining operations will be subject to various hazards common to the industry, including explosions, fires, toxic emissions, maritime hazards and uncontrollable flows of oil and gas. In addition, our refining operations are subject to hazards of loss from earthquakes, tsunamis and severe weather conditions. As protection against operating hazards, we maintain insurance coverage against some, but not all of such potential losses. We may not be able to maintain or obtain insurance of the type and amount we desire at reasonable rates. In addition, losses may exceed coverage limits. As a result of market conditions, premiums and deductibles for certain types of insurance policies for refiners have increased substantially and could escalate further. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. For example, insurance carriers now require broad exclusions for losses due to risk of war and terrorist acts. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our financial position.

The exploration and production, and the refining and distribution businesses are competitive.

      We operate in the highly competitive areas of oil exploration and production, and refining and distribution of refined products. A number of our competitors have materially greater financial and other resources than we possess. Such competitors have a greater ability to bear the economic risks inherent in all phases of the industry.

      In our exploration and production business, the availability of alternate fuel sources, the costs of our drilling program, the development of transportation systems to bring future production to the market and transportation costs of oil are factors that affect our ability to compete in the marketplace. Many of our competitors operate in areas where they are able to sell both the oil and the natural gas that they produce.

      In our refining business, we will compete with numerous other companies for available supplies of crude oil and other feedstocks and for outlets for our refined products. BP has agreed to supply all of our feedstock. However, many of our competitors obtain a significant portion of their feedstocks from company-owned production, which may enable them to obtain feedstocks at a lower cost. The high cost of transporting goods to and from Papua New Guinea reduces the availability of alternate fuel sources and retail outlets for our refined products. Competitors that

InterOil Corporation

have their own production or extensive distribution networks are at times able to offset losses from refining operations with profits from producing or retailing operations, and may be better positioned to withstand periods of depressed refining margins or feedstock shortages. In addition, new technology is making refining more efficient, which could lead to lower prices and reduced margins.

The volatility of oil prices could adversely affect our results of operations.

      The prices we will receive for the refined products we produce and sell are likely to be subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and a variety of additional factors beyond our control. These factors include but are not limited to the condition of the worldwide economy, the actions of the Organization of Petroleum Exporting Countries, governmental regulations, political stability in the Middle East and elsewhere and the availability of alternate fuel sources. The prices for oil will affect:

•	our revenues, cash flows and earnings;

•	our ability to attract capital to finance our operations, and the cost of such capital;

•	the value of our oil properties;

•	the profit or loss we incur in refining petroleum products; and

•	the profit or loss we incur in exploring and developing our reserves.

Weather and unforeseen operating hazards may adversely impact our operating activities.

      Our operations are subject to risks inherent in the oil and gas industry, such as blowouts, cratering, explosions, uncontrollable flows of oil, gas or well fluids, fires, pollution, and other environmental risks. These risks could result in substantial losses due to injury and loss of life, severe damage to and destruction of property and equipment, pollution and other environmental damage and suspension of operations. Our Papua New Guinea operations are subject to a variety of additional operating risks such as earthquakes, mudslides, tsunamis and other effects associated with active volcanoes, extensive rainfall or other adverse weather conditions. Our operations could result in liability for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could have a material adverse effect on our financial condition and results of operations.

You may be unable to enforce your legal rights against us.

      We are a New Brunswick, Canada corporation. Substantially all of our assets are located outside the United States. It may be difficult for investors to enforce, outside the United States, judgments against us that are obtained in the United States in any such actions, including actions predicated upon the civil liability provisions of the securities laws of the United States. In addition, most of our directors and officers are nationals or residents of countries outside of the United States, and all, or a substantial portion of, the assets of such persons are located outside the United States. As a result, it may be difficult for investors to affect service of process within the United States upon such persons or to enforce judgments against them obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States.

We may not be able to generate cash flows if we are unable to raise capital.

      We make, and will continue to make, substantial capital expenditures for exploration, development, acquisition and production of oil reserves and for further capital acquisitions and expenses. We will need additional financing to complete our business plans. If we are unable to obtain debt or equity financing because of lower refining margins, lower oil prices, delays,

InterOil Corporation

operating difficulties, construction costs, or lack of drilling success, we may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that additional debt or equity financing or cash generated by operations will be available to meet these requirements.

Our significant debt levels and our debt covenants may limit our future flexibility in obtaining additional financing and in pursuing business opportunities.

      As of December 31, 2004, we had $87 million in long-term debt, excluding current maturities. The level of our indebtedness will have important effects on our future operations, including:

•	a portion of our cash flow will be used to pay interest and principal on our debt and will not be available for other purposes;

•	our OPIC credit facility and BNP credit facility contain financial tests which we must satisfy in order to avoid a default under such credit facilities; and

•	our ability to obtain additional financing for capital expenditures and other purposes may be limited.

If we are unable to recruit and retain qualified personnel, it could have a material adverse effect on our operating results and stock price.

      Our success depends in large part on the continued services of our executive officers, our senior managers and other key personnel. The loss of these people, especially without advance notice, could have a material adverse impact on our results of operations and our stock price. It is also very important that we attract and retain highly skilled personnel, including technical personnel, to accommodate our exploration plans and to replace personnel who leave. Competition for qualified personnel can be intense, and there are a limited number of people with the requisite knowledge and experience. Under these conditions, we could be unable to recruit, train, and retain employees. If we cannot attract and retain qualified personnel, it could have a material adverse impact on our operating results and stock price.

Petroleum Independent and Exploration Corporation (“P.I.E.”) can affect our raising of capital through the issuance of common shares or securities convertible into common shares.

      Mr. Phil E Mulacek, President and CEO of our company, controls P.I.E. P.I.E owns 433,169 of our common shares, and has a right to exchange its remaining 5,000 shares of SP InterOil, LDC on a one-for-one basis for our common shares. Our articles of amalgamation contain restrictions on our issuance of common shares or securities convertible into common shares, except with, among other things, the consent of P.I.E. Mr. Mulacek through P.I.E. also controls P.I.E. Group, LLC, which, with Commodities Trading International Corporation, have pre-emptive rights in respect of issuances of our common shares or securities convertible into common shares. Therefore, through his control of P.I.E. and P.I.E. Group, LLC, Mr. Mulacek or any successor to his interest in those companies can prevent us from raising capital through the issuance of common shares or securities convertible into common shares.

Changing regulation of corporate governance and public disclosure can cause additional expenses and failure to comply may adversely affect our reputation and the value of our securities.

      Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and new and changing provisions of Canadian securities laws, are creating uncertainty because of the lack of specificity and varying interpretations of the rules. As a result, the application of the rules may evolve over

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time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. Any failure to comply with applicable laws may materially adversely affect our reputation and the value of our securities.

If we fail to comply with Section 404 of the Sarbanes-Oxley Act of 2002, our reputation and the value of our securities may be adversely affected.

      Beginning with our annual report for the year ending December 31, 2006, Section 404 of the Sarbanes-Oxley Act of 2002 will require us to include an internal control report of management with our annual report on Form 40-F, which is to include management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year. That report will also be required to include a statement that our independent auditors have issued an attestation report on management’s assessment of our internal control over financial reporting.

      In order to achieve compliance with Section 404 within the prescribed period, management is in the process of adopting a detailed project work plan to assess the adequacy of our internal control over financial reporting, validate through testing that controls are functioning as documented, remediate any control weaknesses that may be identified, and implement a continuous reporting and improvement process for internal control over financial reporting. Any failure to comply with Section 404, including issuing the required management report and obtaining the attestation report on management’s assessment from our independent auditors, may materially adversely affect our reputation and the value of our securities.

Dividends

We have not paid dividends in the past and do not expect to pay dividends in the near future.

Description of Capital Structure

We are authorized to issue an unlimited number of common shares. Holders of common shares are entitled to one vote per share at meetings of our shareholders, to receive dividends on common shares when declared by our Board of Directors and to receive pro-rata our remaining property and assets upon its dissolution or winding up, subject to any rights having priority over the common shares.

Our articles of amalgamation contain restrictions on our issuance of common shares on securities convertible into common shares, except with, among other things, the consent of P.I.E. These are also certain pre-emptive rights in our articles granted to P.I.E. Group, LLC and Commodities Trading International Corporation in respect of issuances of our common shares or securities.

Our by-laws and governing statute, the Business Corporations Act (New Brunswick), provide for cumulative voting for the election for directors such that each shareholder entitled to vote for the election of directors has the right to cast a number of votes equal to the number of votes attached to the common shares held by such shareholder multiplied by the number of directors to be elected, and may cast all such votes in favor of one candidate or distribute them among all candidates in any manner.

InterOil Corporation

Market for Securities

Our common shares trade on the Toronto Stock Exchange under the symbol IOL in Canadian dollars; on the American Stock Exchange under the symbol IOC in US dollars; and on the Australian Stock Exchange in CHESS Depositary Interests in Australian dollars under the symbol IOC, which trade on a 10:1 basis to common shares. Our common shares trade as ordinary fully paid shares on the Port Moresby Stock Exchange in the local currency (Kina) under the symbol (IOC).

On February 28, 2005 we notified the Australian Stock Exchange and the Papua New Guinea Stock Exchange of our intent to delist. Subsequent to that announcement, the POMSoX provided us with a waiver allowing us to maintain our POMSoX listing as long as we met the requirements of the Toronto Stock Exchange. We still intend to delist from the Australian Stock Exchange and expect to have that accomplished by June 2005.

The following tables disclose the monthly closing price and volume of InterOil’s common shares traded on the TSX, AMEX and ASX:

Toronto Stock Exchange (TSX:IOL) in Canadian Dollars
Month	High	Low	Close	Volume
January	39.95	30.00	39.00	798,100
February	38.50	34.00	37.50	303,400
March	38.00	32.00	35.50	277,000
April	36.00	33.00	35.75	331,200
May	35.75	30.00	31.00	258,400
June	32.00	28.05	28.98	141,300
July	28.95	21.75	25.00	819,000
August	26.00	19.41	19.70	1,346,400
September	30.89	19.25	27.90	4,005,600
October	35.09	27.90	29.92	2,016,200
November	46.85	29.61	45.60	1,645,300
December	49.70	40.00	45.65	1,101,300

Total				13,043,200

Note: InterOil graduated from the TSX Venture Exchange to the TSX on July 14, 2004.

American Stock Exchange (AMEX:IOC) in United States Dollars
Month	High	Low	Close	Volume
January	n/a	n/a	n/a	n/a
February	n/a	n/a	n/a	n/a
March	n/a	n/a	n/a	n/a
April	n/a	n/a	n/a	n/a
May	n/a	n/a	n/a	n/a
June	n/a	n/a	n/a	n/a
July	n/a	n/a	n/a	n/a
August	n/a	n/a	n/a	n/a
September	24.35	15.55	22.15	3,702,800
October	27.88	22.65	24.50	5,330,100
November	39.35	24.65	38.50	6,614,000
December	40.60	32.50	37.84	5,483,700

Total				21,130,600

Note: InterOil’s AMEX listing commenced September 8, 2004.

InterOil Corporation

Australian Stock Exchange (ASX:IOC) in Australian Dollars
Month	High	Low	Close	Volume
January	36.40	30.00	36.00	34,449
February	37.70	31.00	33.50	25,727
March	37.80	31.00	35.10	43,462
April	35.80	31.50	35.30	50,391
May	36.00	31.10	31.10	36,445
June	33.10	30.10	30.60	27,964
July	30.90	23.30	27.10	41,313
August	28.30	23.00	23.00	30,276
September	31.90	21.50	31.50	35,749
October	36.60	29.60	32.50	65,868
November	47.40	31.70	47.40	110,633
December	51.50	44.20	51.00	42,578

Total				544,855

Note: On the ASX InterOil shares trade as CHESS Depository Interests on a 10:1 basis to InterOil common shares, this table has converted those to full common shares.

Prior Sales

We issued warrants to purchase 359,415 of our common shares in private placements on August 27, 2004 and September 3, 2004. Each warrant entitles the holder to purchase one common share at an exercise price of $21.91, subject to certain adjustments until August 27, 2009. We have entered into an agreement dated as of February 25, 2005 with a number of investors to participate in funding our exploration drilling program. Each investor has a right to convert its interest into our common shares at a conversion price of $37.50 per share.

Management’s Discussion and Analysis

Our Management’s Discussion and Analysis (“MD&A”) for the fiscal years ended December 31, 2004 contains additional information with respect to us and our business and incorporated herein by reference and is available on SEDAR at www.sedar.com and our web site at www.interoil.com.

Directors and Officers

Our Board of Directors is responsible for the leadership and direction of InterOil, including our strategy, financial budgets, and business goals. The Board monitors our progress towards achieving these goals by means of management reports presented at meetings or as required in the case of special projects.

The Board comprises six Directors of whom three are independent (Gaylen Byker, Michael Folie and Edward Speal). Two are senior executives (InterOil’s CEO and President, Phil Mulacek and its Chief Operating Officer and Vice President, Christian Vinson) and one is a related-party (Roger Grundy). The experience and qualifications of each Director are set out below. The non-executive Directors meet regularly with the executive Directors, discussing achievements and making suggestions and recommendations. Emphasis is placed on the need for compliance with

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legislation in areas such as environment, occupational health and safety and the corporations laws of the various jurisdictions in which we operate.

Directors & Officers
Name	Address	Position	Date of Appointment
Phil E Mulacek	The Woodlands, TX USA	Chairman, CEO, & Director	May 29, 1997
Christian M Vinson	Cairns, QLD Australia	Vice President, COO & Director	May 30, 1997
Roger N Grundy	Matlock Derbyshire, UK	Director	May 29, 1997
Gaylen J Byker	Grand Rapids, MI USA	Director	May 29, 1997
G Michael Folie	Brighton, VIC Australia	Deputy Chairman & Director	January 1, 2001
Edward N Speal	Toronto, ON Canada	Director	June 25, 2003
Thomas Donovan	Cairns, QLD Australia	Chief Financial Officer	December 1, 2002
Graeme Alexander	Cairns, QLD Australia	Company Secretary	January 29, 2001
Anesti Dermedgoglou	Cairns, QLD Australia	Vice President	June 3, 2002
Gary M Duvall	The Woodlands, TX USA	Vice President	July 8, 2002

Principal Occupation of Directors and Officers during the Past 5 Years:

Phil E Mulacek is the Chairman of the Board of Directors, Chief Executive Officer, and President of InterOil, positions he has held since 1997. Mr Mulacek is the founder of Petroleum Independent Exploration Corporation (“P.I.E.”) based in Houston, Texas. P.I.E. was established in 1981 for the purposes of oil and gas exploration, drilling and production and operated across the southwest portion of the United States. P.I.E. developed and participated in more than 90 wells at depths from 1,640 feet (500 meters) to 26,200 feet (8,000 meters). P.I.E. led the development of InterOil’s refinery and the commercial activities that were necessary to secure the refinery’s economic viability. Mr Mulacek has over 25 years experience in oil and gas exploration and production and holds a Bachelor of Science Degree in Petroleum Engineering from Texas Tech University.

Christian M Vinson has been the Chief Operating Officer for InterOil since 1995. Mr Vinson joined InterOil from P.I.E. Corp, a Houston, Texas based oil and gas exploration and production company. Before joining P.I.E. Corp, Mr Vinson was a manager with NUM Corporation, a Schneider company, in Naperville, Illinois where his responsibilities included the establishment of the company’s first USA office. As Chief Operating Officer of InterOil Mr Vinson has the in-country responsibility for government and community relations and corporate development. Mr Vinson has played a key role in the development of InterOil and was responsible for securing a 30-year Project Agreement with the Government of Papua New Guinea for InterOil’s refinery. Mr Vinson has developed long standing relationships with key government and industry leaders over the last ten years. Mr Vinson earned an Electrical and Mechanical Engineering degree from Ecole d’Electricité et Mécanique Industrielles, Paris, France.

Gaylen J Byker is President of Calvin College, a liberal arts institution of higher learning, located in Grand Rapids, Michigan. Dr Byker has obtained four university degrees including a PhD (doctorate) in international relations from the University of Pennsylvania and a JD (law) from the University of Michigan. Dr Byker is a former partner in Offshore Energy Development Corporation where he was head of development, Hedging and Project Finance for gas exploration and transportation projects offshore. Prior to joining OEDC, he was co-head of Commodity Derivatives, Phibro Energy, Inc., a subsidiary of Salomon, Inc. and head of Commodity-Indexed Transactions Group, Banque Paribas, New York, with worldwide responsibility for hedging and financing transactions utilizing long-term commodity price risk management. Dr Byker was manager of Commodity-Indexed Swaps and Financings for Chase Manhattan Investment Bank, New York, and was also an associate attorney at Morgan, Lewis & Bockius in Philadelphia, Pennsylvania, USA.

InterOil Corporation

G Michael Folie is Deputy Chairman of the Board of Directors and following a distinguished career as an executive in the resource sector, is currently a consultant and independent director specializing in petroleum and mining. Dr Folie held a number of senior executive positions with Shell Australia Limited and its subsidiaries from 1979 to 1994 where he was involved in all aspects of Shell’s Australian businesses, including investments in coal, alumina, gold, LNG, oil refineries and chemical plants. From 1990 to 1994, Dr Folie was a director of Shell Australia, involved in all of Shell’s operations, including oil products and refining. From 1994, he was managing director and Chief Executive Officer of Australian Stock Exchange listed Acacia Resources Limited until it merged with AngloGold in January 2000. Dr Folie has been a director of Australian Government statutory agencies — Export Finance and Insurance Corporation from 1994 to 1997 and the Australian Research Council from 2001 to 2004. He is currently a director of the Institute of Public Affairs and Chairman of the ASX listed Regis Resources NL. Dr Folie obtained a PhD in Civil Engineering from Southampton University and a Masters in Economics from the London School of Economics and currently resides in Melbourne, Australia.

Roger N Grundy is the Managing Director of Breckland Ltd, a UK-based engineering consulting firm, and is an internationally recognized expert in the area of refinery efficiency. Mr Grundy serves as the Technical Director for InterOil’s refinery and has acted as a consultant to more than 135 existing refineries on six continents for major oil companies, independents and the World Bank. Mr Grundy has 37 years experience in all areas of oil refinery and petrochemical operations and construction and holds an Honours Degree in Mechanical Engineering from University College, London. He is also a Fellow of the UK Institution of Mechanical Engineers, Member of the American Institute of Chemical Engineers and a Member of the Institute of Petroleum.

Edward N Speal is based in Toronto, Ontario and is responsible for the Energy, Project Finance and Corporate Banking businesses for BNP Paribas in Canada. He was the President and Chief Executive Officer of Paribas Bank of Canada from 1996 to 2000. He previously worked in New York for Banque Paribas running its Commodity Index Trading Group (1992-1996). From 1989 to 1991, he was managing director of R. P. Urfer & Co., working on an exclusive basis for Banque Paribas as advisory director assisting in the establishment and development of its global commodity derivatives business. From 1983-1989, he worked for the Chase Manhattan Bank of Canada. Mr Speal is a Canadian citizen and is a graduate of Queen’s University at Kingston.

Tom S Donovan is General Manager Finance/Accounts and Chief Financial Officer. Mr Donovan’s experience in international business and financial systems is a requisite for ensuring that the financial integrity of InterOil’s business segments is maintained and integrated worldwide. Prior to joining InterOil, Mr Donovan was the Director of Corporate Accounting for Rapid Design Service, Inc. RDS provided product design, development, engineering, document processing, and training through 35 locations in 11 countries. During his tenure at RDS Mr Donovan successfully managed the development and implementation of an enterprise wide integrated accounting system across the international organization. Mr Donovan also played a key role on the RDS due diligence team, and was directly responsible for managing the financial conversion process for all acquired companies. Prior to RDS, he held various positions in financial management for International Total Services, Inc. Mr Donovan has a Bachelor of Business and Administration (Accounting and Finance) from the University of Toledo, Toledo, Ohio.

Graeme Alexander is Corporate Counsel and Company Secretary. Mr Alexander has extensive legal and geological experience having worked as a Minerals Geologist for 10 years before specializing in law. Mr Alexander has significant Papua New Guinea in-country experience, developed during his position as principal commercial partner of Gadens Lawyers in Papua New Guinea. Prior to that he was senior counsel of Mobil Exploration & Production Pty Limited and Ampolex Limited, during which time he also worked on Papua New Guinea matters. Mr Alexander

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has worked in the geological and legal fields in the minerals and petroleum industries for a total of 30 years and holds a Bachelor of Applied Science (Geology) from the Canberra College of Advanced Education and a Law Degree from the University of Technology, Sydney.

Anesti Dermedgoglou is Vice President Investor & Public Relations. Mr Dermedgoglou is a former member of the Johannesburg Stock Exchange and Director of Frankel Pollack Vinderine Inc, one of the largest stock broking companies in South Africa. Prior to joining InterOil, Mr Dermedgoglou was a stock broker with Merrill Lynch in Perth, Western Australia. Mr Dermedgoglou has worked in the stock broking industry for 16 years and holds a Bachelor of Commerce Degree from The University of South Africa.

Gary M Duvall is Vice President Corporate Development. Mr Duvall was director of international business development at The Williams Companies. While at Williams Mr Duvall was responsible for evaluating potential acquisitions and the development of energy infrastructure projects in target countries. Mr. Duvall’s primary focus was on the Asia-Pacific Region and Europe. Mr Duvall has worked in various aspects of the energy industry for 20 years and holds a Bachelor of Science Degree in Mechanical Engineering from Oklahoma State University.

Board Committees

Our Board has formed the following Committees: Audit; Compensation; and Health Safety & Environment (HSE). The Audit and Compensation Committees comprise independent directors only.

Audit Committee

Charter

“The audit committee is a standing committee of the Board whose main purpose is to assist the Board in monitoring business and financial risks and to ensure the integrity of our financial statements through regular meetings with the Chief Financial Officer and the external auditor. It is also responsible for monitoring our compliance with legislative requirements. The audit committee has the authority to conduct or authorize investigations into any matter within the scope of its responsibility. It also has full authority to investigate any matter brought to its attention with full access to all records, facilities and employees of the company, and to retain outside legal accounting or other consultants to advise the audit committee.”

Audit Committee
Member	Independent	Financially Literate	Relevant Education and Experience
Gaylen J Byker	Yes	Yes	See biography
G Michael Folie	Yes	Yes	See biography
Edward N Speal	Yes	Yes	See biography

The audit committee does not include a ‘financial expert’ as defined by United States SEC Rules. As a foreign private issuer we are not subject to the SEC and the AMEX audit committee rules until July 31, 2005. We are in the process of ensuring that our audit committee satisfies these requirements. As part of the assessment of our audit committee, we will evaluate whether to designate a member of our audit committee as a financial expert. We believe that all of the members of our audit committee possess the financial expertise necessary for the audit committee to properly fulfill its purpose.

InterOil Corporation

Audit Fees

Year-ended December 31 ($)	2004	2003
Fees paid to independent auditors	324,337	89,668
Audited related fees	197,182	14,836
Tax fees	28,234	39,088
All other fees	129,772	21,390

Compensation Committee

The compensation committee is a standing committee of the Board whose responsibility is the compensation of our CEO and other executive officers to ensure that they are rewarded in accordance with market rates. In due course this committee will also make recommendations to shareholders regarding directors’ fees. The compensation committee meets as required, to fill vacancies on the Board as they may occur and to review compensation. The compensation committee also produces an annual report of our executive compensation practices for inclusion in the annual proxy statement in accordance with applicable rules and regulations. The compensation committee comprises Gaylen Byker, Edward Speal and Michael Folie.

HSE Committee

The HSE committee is responsible for ensuring that we comply with all applicable HSE requirements and otherwise maintains HSE standards. The HSE committee comprises Christian Vinson, Michael Folie and Roger Grundy.

Disclosures

We have adopted a Code of Business Conduct. All of our employees, directors and officers must follow our Code of Business Conduct, which provides guidelines for ethical behavior. This Code of Business Conduct includes additional guidelines for our financial officers, including the Chief Executive Officer, Chief Financial Officer and other senior financial officers. The Code of Business Conduct is accessible on our website at www.interoil.com. We will also provide to any person, without charge, upon request, a copy of the Code of Business Conduct. Requests must be made in writing to the Company Secretary of Interoil Corporation at Suite 2, Level 2, Orchid Plaza, 79 Abbott Street, PO Box 6567, Cairns, QLD 4870, Australia.

Shareholdings of Directors

Directors do not need to hold any qualifying shares.

Number of shares
Name	Position	Shares		Under Option
Phil E Mulacek	Chairman, CEO, and President	6,306,677 927,469	(I) (D)	15,000
Christian M Vinson	Director, COO, and Vice President	168,000	(D)	15,000
Roger N Grundy	Director	67,700	(D)	110,000
Gaylen J Byker	Director	553,125 199,900	(I) (D)	60,000
G Michael Folie	Director	20,000	(D)	60,000
Edward N Speal	Director	2,300	(D)	30,000

Notes:

(1) There are no escrowed, pooled or other securities.
(2) (I) = Indirect Holdings; (D) = Direct Holdings
(3) As of February 28, 2005

InterOil Corporation

Interests of Officers and Directors in Our Affairs

During 2004, Petroleum Independent and Exploration Corporation (“P.I.E.”), of which Mr Mulacek is the President, was reimbursed for P.I.E.’s legal, accounting and reporting costs of US$150,410 relating to its being appointed the General Manager of InterOil subsidiary, SP InterOil, LDC.

Breckland Ltd, of which Mr Grundy is a principal, was paid $120,426 on a commercial basis for advisory services and associated expenses it provided to InterOil’s refinery project.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of those persons who are directors officers or promoters of our company are, or have been within the past ten years, a director, or officer or promoter of any other corporation that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the access to any statutory exemptions for a period of more than 30 consecutive days, or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Penalties or Sanctions

None of those persons who are directors officers or promoters of our company are, or have been within ten years prior to the date of this Annual Information Form, subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded corporation, or theft or fraud.

Legal Proceedings

We are not subject to any legal or other actions, current or pending, that may materially affect its operating results, financial position or property ownership.

Material Contracts

Each of these material agreements has been filed on SEDAR.

Date	Description	Parties
February 25, 2005	Indirect Participation Interest Agreement	InterOil Corporation and the investors signatory thereto

February 25, 2005	Registration Rights Agreement	InterOil Corporation and the investors signatory thereto

July 31, 2004	Purchase and Sale Agreement	InterOil Corporation and Shell Overseas Holdings Limited

March 10, 2004	Share Sale Agreement	InterOil Corporation, SPI Distribution Limited, Gas Tank Nederland B.V. and BP Papua New Guinea Limited

November 9, 2003	Facilities Management Contract	InterOil Limited and Petrofac Niugini Limited

March 26, 2002	Engineering Procurement and Construction Contract	InterOil Limited and Clough Niugini Limited

December 21, 2001	Crude Supply Agency and Sales Agreement	EP InterOil, Ltd. and BP Singapore Pte Limited

April 9, 2001	Domestic Sales Agreement	InterOil Limited and Shell Papua New Guinea Limited

March 26, 2001	Export Marketing and Shipping Agreement	EP InterOil, Ltd. and Shell International Eastern Trading Company

February 8, 2001	Agreement for the Sale and Purchase of Naphtha	EP InterOil, Ltd. and Shell International Eastern Trading Company

May 29, 1997	Refinery State Project Agreement	InterOil Limited and EP InterOil, Ltd. and The Independent State of Papua New Guinea

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Indirect Participation Interest Agreement

      We have entered into an agreement dated as of the February 25, 2005 with a number of investors listed therein (the “IPI Investors”) to participate in funding an eight (8) well exploration drilling program in our petroleum prospecting licenses (PPL) 236, 237 and 238 in Papua New Guinea.

      The IPI Investors will invest a total of $125 million to earn an aggregate 25% indirect participation interest in any discoveries resulting from that drilling program. Each IPI Investor has a right to convert its interest into our common shares at a conversion price of $37.50 per share between June 15, 2006 and the later of (i) December 15, 2006 and (ii) 90 days after the drilling and, if applicable, completion of the eight exploration well.

Registration Rights Agreement

      This agreement is between us and the IPI Investors. The agreement provides the parties thereto with the right to have common shares that may be received upon conversion of indirect participation interests registered under the United States Securities Act. Registration under the United States Securities Act permits the parties to this agreement to conduct secondary trading of these securities from time to time.

Purchase and Sale Agreement

      On July 31, 2004, we entered into an agreement with Shell to purchase Shell’s Papua New Guinea subsidiary, together with its retail and wholesale distribution assets in Papua New Guinea upon satisfaction of conditions precedent including receiving statutory approvals. The agreement includes the following key components:

(a)	Shell will lease the distribution assets back from us to continue to operate its product distribution business unabated.

(b)	The leaseback agreement terminates on the tenth anniversary of its commencement, unless terminated earlier by Shell upon giving 6 months’ notice.

Share Sale Agreement

      On April 28, 2004, we acquired BP’s distribution assets and commercial and retail operations in Papua New Guinea, comprising BP PNG’s distribution company holdings, 40 service stations and 10 terminals and depots, for a purchase price of $12.2 million for the company and its assets and inventory. BP agreed to fund the working capital of the distribution assets for one year after the effective date, whereupon we repaid to BP a working capital adjustment and certain dividend amounts, as well as the balance of the purchase price.

InterOil Corporation

Facilities Management Contract

      On November 9, 2003, we entered into a facilities management contract with Petrofac Niugini Limited. This agreement provides for the management of the day-to-day operation and maintenance of our refinery and includes the following key components:

(a)	The initial term of the agreement is for 5 years from “practical completion” of the refinery;

(b)	The agreement can be terminated by either party upon six months prior notice;

(c)	Petrofac’s remuneration is by way of a fixed management fee, which is subject to adjustment based upon achievement of performance goals; and

(d)	Petrofac Facilities Management Limited has provided a parent company guarantee of Petrofac Niugini Limited’s performance.

Engineering Procurement and Construction Contract

      On March 26, 2002, we entered into an engineering procurement and construction contract with Clough Niugini Limited, which provides for the design, procurement, and construction of our refinery. The agreement includes the following key components:

(a)	This is a lump-sum, turnkey contract providing for a construction/commissioning period of 26 months.

(b)	Except for the defect liability provisions, this construction contract terminates upon “practical completion” of the refinery. In general, practical completion occurs when the refinery is physically complete and testing and commissioning has been carried out satisfactorily.

(c)	Clough warranties the refinery from defect for 12-months following practical completion.

Crude Supply Agency and Sales Agreement

      On December 21, 2001, we entered into a crude supply agency and sales agreement with BP. Under this agreement, BP will be the exclusive supplier of crude feedstock to the refinery for an initial period of five years from first supplying crude to the refinery in June 2004. We have agreed to pay the market price for this feedstock, which is the same as the purchase price for Kutubu Blend feedstock set forth in our project agreements with Papua New Guinea. In addition, we have agreed to pay BP a nominal marketing fee per barrel.

      BP has agreed to supply Kutubu Blend feedstock or, with our approval, alternative crude feedstocks. If BP is able to supply other less expensive feedstock to the refinery, we will share in the profit of marketing this oil. In operating the refinery, we will attempt to optimize the costs of refining different blends of crude under our marketing agreement with BP when choosing our feedstock. This agreement terminates in June 2009. However, either party may terminate the agreement earlier by providing 30 days’ notice.

Domestic Sales Agreement

      On April 9, 2001, we entered into a domestic sales agreement with Shell. Commencing with our purchase of the Shell’s retail and wholesale distribution assets, Shell has agreed to purchase from us all of the refined products that Shell requires for retail and wholesale distribution in Papua New Guinea. The domestic sales agreement provides that the purchase price for refined product is to be essentially the same as the IPP. The domestic sales agreement terminates 10 years following our purchase of the domestic retail and distribution assets from Shell.

InterOil Corporation

Export Marketing and Shipping Agreement and Agreement for the Sale and Purchase of Naphtha

      We entered into agreements with Shell with respect to the export of refined product produced at the refinery that is not sold domestically. These agreements include the following key components:

(a)	The term of the agreements is three years from the first bill of lading date for Naphtha and three years from the date of practical completion of our refinery in respect of the export marketing agreement.

(b)	The purchase price of refined products is based upon market price of such product in the export market.

(c)	Shell agrees to take 100% of any excess volumes, after domestic sales, of all products available for export including unleaded mogas, Jet-A1, kerosene and diesel and to take 100% of the refinery’s naphtha production.

Refinery State Project Agreement

      On May 29, 1997, we entered into a project agreement with the Government of Papua New Guinea under which we have agreed to construct a refinery and to operate that refinery in Port Moresby.

      In the project agreement, the Government of Papua New Guinea has agreed to propose legislation and issue executive orders or policy directives to enable us to purchase sufficient oil produced in Papua New Guinea for the refinery to run at full capacity. In addition, the government of Papua New Guinea has agreed that future agreements between Papua New Guinea and producers of oil in Papua New Guinea will contain provisions requiring such producers to sell oil produced in Papua New Guinea to local refineries to meet Papua New Guinea’s requirements for refined petroleum products. The purchase price for this oil will be the prevailing fair market price of such oil at the time of purchase. The project agreement provides that the government of Papua New Guinea will take all actions necessary such that any refinery constructed in Papua New Guinea (including ours) will have the exclusive right to sell refined products prior to any imports into Papua New Guinea at the IPP. The term of the project agreement is 30 years from the date the refinery construction is completed. In addition, for five years from the commencement of refinery operations, the project agreement provides that income from the refinery will not be taxed.

The project agreement can be terminated by the government of Papua New Guinea if:

•	we cease operations for 90 days without government approval;

•	our refinery subsidiary terminates doing business or goes into liquidation;

•	we do not remedy a material breach of the project agreement within 60 days after receiving notice of such breach; or

•	events beyond our reasonable control, including weather conditions, events associated with active volcanoes or war, terrorism, civil unrest or expropriation prevent us from operating the refinery for 12 months.

We can terminate the project agreement if:

•	the government of Papua New Guinea expropriates or nationalizes the refinery;

•	the government of Papua New Guinea does not remedy a material breach of this agreement within 60 days after receiving notice of such breach;

•	material provisions of any of our agreements become unenforceable or unlawful;

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•	any restrictions on our ability to convert Papua New Guinea currency into U.S. dollars or restrictions on our use of foreign currency outside Papua New Guinea last for more than 180 days; or

•	events beyond our reasonable control, including weather conditions, events associated with active volcanoes or war, terrorism, civil unrest or expropriation, prevent us from operating the refinery for 12 months.

Transfer Agents and Registrars

Our transfer agent and registrar is Computershare Trust Company of Canada. In Australia and Papua New Guinea our transfer agent and registrar is Computershare Ltd. The registers for transfers of our common shares are maintained by Computershare Trust Company of Canada at its principal offices in Toronto, Ontario. Queries should be directed to Computershare Trust Company at 1-888-267-6555 (toll free in North America). The registers for transfers of our CDIs and ordinary fully paid shares as traded in Australia and Papua New Guinea, respectively, are maintained by Computershare Limited at its Sydney office in Australia. Queries should be directed to Computershare (Australia) whose principle address is Level 3, Carrington Street, Sydney NSW, 2000 Australia or at (612) 8234 5000

Forward-looking Statements

Certain statements contained in this report are forward-looking statements as defined in the U.S. federal securities laws. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our drilling plans, business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements. Risks and uncertainties include, but are not limited to:

•	our lack of substantial operating history;

•	the operation of our refinery at less than full capacity;

•	refinery and additional construction costs;

•	profitability of our refinery;

•	our ability to market refinery output;

•	the success of our exploration prospects;

•	political, legal and economic risks related in Papua New Guinea;

•	anticipated markets for our refined products;

•	dependence on exclusive relationships with our supplier and customers;

•	ability to obtain necessary licenses;

•	uninsured risks;

•	the impact of competition;

•	the enforceability of legal rights;

•	the volatility of oil prices;

•	weather and unforeseen operating hazards;

•	debt covenants limiting ability to raise additional financing;

•	the cyclical nature of the refining business; and

•	other factors.

InterOil Corporation

Important factors that could cause the actual results to differ from materially from our expectations are disclosed in more detail set forth under the heading “Risk Factors” in herein. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Additional Information

Additional information, including that related to directors’ and officers’ remuneration is contained in our information circular prepared in respect of the annual meeting of shareholders held on June 29, 2004. Additional financial information is provided in our audited consolidated financial statements for the year ended December 31, 2004, which financial statements are incorporated by reference herein, and which can be found in InterOil’s 2004 Annual Report to shareholders filed on SEDAR at www.sedar.com and on our web site at www.interoil.com.

Copies of the information circular, the financial statements, including any additional copies of this Annual Information Form may also be obtained from the following individuals:

North America	Australasia
Gary M Duvall	Anesti Dermedgoglou
V.P. Corporate Development	V.P. Investor Relations
InterOil Corporation	InterOil Corporation
Gary.duvall@interoil.com	Anesti@interoil.com
Phone: 1-281-292-1800	Phone: 61-7-4046-4600

InterOil Corporation

Glossary of Terms

Anticline. A configuration of folded, stratified rocks in which rocks dip in two directions away from a crest, generally convex upward, the core of which contains the stratigraphically older rocks. In Papua New Guinea generally seen at surface as a hill, often elongate or cigar shaped.

Basin (sedimentary). Segment of the earth’s surface which has been down-warped and infilled with sedimentary detrital or carbonate rocks. Sediments increase in thickness toward the centre of a basin.

Barrel, Bbl (petroleum). Unit volume measurement used for petroleum and its products; 1 barrel = 42 US gallons, 35 Imperial gallons (approx.), or 159 liters (approx.); 7.3 barrels = 1 ton (approx.); 6.29 barrels = 1 cubic meter = 35.32 cubic feet.

Carbonate. Sedimentary rocks composed of calcium carbonate (CaCo3). See limestone.

Condensate. A component of natural gas which is a liquid at surface conditions.

Cretaceous. The final period of the Mesozoic era, spanning the time between 145 and 65 million years ago. The name is derived from the Latin word “creta” (chalk) and was first applied to extensive deposits of this age that form white cliffs along the English Channel.

Down dip. A term used where one well is below another well due to inclination of the strata in which the reservoir lies.

Field. A natural accumulation of oil and/or gas within a reservoir below a seal rock, and within a trap.

Fold Belt. An area affected by compressional forces which results in folding (wrinkling) and thrusting. Usually separated from an undeformed foreland by a frontal fault (thrust).

Foreland. A stable area which lies in front of and is unaffected by the compressional forces which develop a Fold Belt.

Hydrocarbons. Compounds containing only hydrogen and carbon atoms. May be in solid, liquid or gaseous form.

Jurassic. The middle period of the Mesozoic era, spanning the time between 213 and 145 million years ago. It is named after the Jura Mountains between France and Switzerland, where rocks of this age were first studied.

Kitchen. A pod of buried thermally mature source rock actively generating hydrocarbons (also commonly referred to as “oil and gas window”).

Limestone. Sedimentary rock composed largely of mineral calcite, CaCO3, formed by either organic or inorganic processes. Carbonate rocks, limestone and dolomite, constitute estimated 12 to 22% of sedimentary rocks exposed above sea level.

Mesozoic. The middle era between the Paleozoic and the Tertiary 248 and 65 million years ago. Its name is from the Greek word “Mesozoic” (middle life).

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Naphtha. That portion of the distillate obtained in the refinement of petroleum which is intermediate between the lighter gasoline and the heavier benzene, and has a specific gravity of about 0.7, used as a solvent for varnishes, illuminant, etc.

Petroleum System. A pod of active source rock and all the geologic elements and processes that are essential if a hydrocarbon accumulation is to exist.

Play. A particular combination of reservoir and structure (trap) considered to be prospective.

PPL. Petroleum Prospecting License. The tenement given by the Independent State of Papua New Guinea to explore for oil and gas.

PRL. Petroleum Retention License. The tenement given by the Independent State of Papua New Guinea to allow the licensee holder to evaluate the commercial and technical options for the potential development of an oil and/or gas field.

Reservoir. Porous and permeable rock, such as sandstone which may contain significant oil or gas.

Sandstone. Detrital sedimentary rock formed by cementation of individual grains of sand size and commonly composed of mineral quartz. Sandstones constitute an estimated 12 to 28 percent of sedimentary rocks. A common rock in which oil, natural gas, and/or water can accumulate.

Seal. An impermeable layer which overlays a reservoir and prevents leakage of hydrocarbons.

Seep. A surface location where oil and/or gas appears having permeated from its subsurface source.

Source. A pod of organic rich sedimentary rock from which hydrocarbons originate.

Stratigraphic well. A well drilled to investigate the rock strata present in an area, as opposed to an exploration well drilled to evaluate a potential field.

Structure (trap). Geological structure which traps migrating hydrocarbons, allowing an oil or gas field to form.

Tertiary. The first period of the Cenozoic era (after the Mesozoic era and before the Quaternary period), spanning the time between 65 and 1.8 million years ago.

InterOil Corporation